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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RENT-WAY, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76009U104
(CUSIP Number)
Christopher Korst
Senior Vice President and General Counsel
Rent-A-Center, Inc.
5700 Tennyson Parkway, Suite 100
Plano, Texas 75024
(972) 801-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
Thomas W. Hughes, Esq.
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201
(214) 855-8000
August 7, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	76009U104	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Rent-A-Center, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
45-0491516

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,605,666.9313(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,605,666.9313(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 3 of 11 Pages
(1) Pursuant to the Voting Agreements described below, Rent-A-Center may be deemed to have beneficial ownership of Rent-Way common stock outstanding on the record date of any such vote at a shareholder meeting or through written consent for certain events as set forth in the Voting Agreements. Of these shares (i) 741,947.9313 shares are subject to voting agreements and irrevocable proxies discussed below, (ii) 848,692 shares are issuable upon the exercise of outstanding options that are exercisable within 60 days and held by such shareholders, and (iii) 15,000 shares are restricted stock units held by such shareholders. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rent-A-Center that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2) Based on 26,411,768 shares of Rent-Way common stock issued and outstanding as of the date of the Merger Agreement (as defined below).

Page 4 of 11 Pages
SCHEDULE 13D
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”), of Rent-Way, Inc., a Pennsylvania corporation (“Rent-Way”). Rent-Way’s principal executive offices are located at One RentWay Place, Erie, Pennsylvania 16505.
Item 2. Identity and Background
     (a) - (c) This Statement is filed by Rent-A-Center, Inc., a Delaware corporation (“Rent-A-Center”). The address of the principal place of business and principal office of Rent-A-Center is 5700 Tennyson Parkway, Suite 100, Plano, Texas 75024. Rent-A-Center, together with its subsidiaries, is the largest rent-to-own operator in the United States with stores nationwide, and in Canada and Puerto Rico. The name, business address, present principal occupation or employment of each director and executive officer of Rent-A-Center, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.
     (d) During the last five years, neither Rent-A-Center nor, to Rent-A-Center’s knowledge, any person listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).
     (e) During the last five years, neither Rent-A-Center nor, to Rent-A-Center’s knowledge, any person listed on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) To Rent-A-Center’s knowledge, each person listed on Schedule A is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     On August 7, 2006, Rent-A-Center, Vision Acquisition Corp., a Pennsylvania corporation and an indirect wholly-owned subsidiary of Rent-A-Center (“Merger Sub”), and Rent-Way entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Rent-Way with Rent-Way continuing as the surviving corporation and as an indirect wholly-owned subsidiary of Rent-A-Center (the “Merger”).

Page 5 of 11 Pages
     As an inducement for Rent-A-Center to enter into the Merger Agreement, on August 7, 2006, Rent-A-Center entered into voting agreements with each of the individuals listed on Schedule B (the “Shareholders”). Pursuant to the voting agreements, the Shareholders agreed that, at any Rent-Way shareholders’ meeting and by written consent in lieu of such meeting, they would: (i) vote in favor of adopting the Merger Agreement; (ii) vote against (a) any Company Acquisition Proposal (as defined in the Merger Agreement), (b) any action or agreement that would likely result in a breach under the Merger Agreement, (c) any change in capitalization, (d) any amendment to the articles or bylaws of Rent-Way, or (e) any action that would likely impede or adversely affect the transactions contemplated by the Merger Agreement; and (iii) vote in favor of any other matter necessary in furtherance of the transactions contemplated by the Merger Agreement. In addition, pursuant to the voting agreements, the Shareholders agreed to grant Rent-A-Center an irrevocable proxy to vote their shares of Common Stock in accordance with the terms of the voting agreements. The voting agreements and proxy are collectively referred to herein as the “Voting Agreements.” Rent-A-Center has not paid additional consideration to the Shareholders in exchange for the execution and delivery of the Voting Agreements. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Statement are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Statement and the Voting Agreement included as Exhibit 2 to this Statement, respectively. These agreements are incorporated into this Statement where such references and descriptions appear.
Item 4. Purpose of Transaction
     As described in Item 3 above, this Statement relates to the proposed acquisition of Rent-Way by Rent-A-Center pursuant to the terms of the Merger Agreement. To induce Rent-A-Center to enter into the Merger Agreement, the Shareholders entered into the Voting Agreements.
     The purpose of the Voting Agreements is to facilitate the consummation of the Merger. As noted in Item 3 above, pursuant to the Voting Agreements, the Shareholders have agreed to: (i) vote in favor of adopting the Merger Agreement; (ii) vote against (a) any Company Acquisition Proposal (as defined in the Merger Agreement), (b) any action or agreement that would likely result in a breach under the Merger Agreement, (c) any change in capitalization, (d) any amendment to the articles or bylaws of Rent-Way, or (e) any action that would likely impede or adversely affect the transactions contemplated by the Merger Agreement; (iii) vote in favor of any other matter necessary in furtherance of the transactions contemplated by the Merger Agreement; and (iv) grant Rent-A-Center an irrevocable proxy to vote their shares of Common Stock in accordance with the terms of the Voting Agreements. These covenants relate to currently held, and after-acquired, shares of Common Stock.
     Upon consummation of the Merger, the officers and directors of Merger Sub shall become the officers and directors of Rent-Way (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.

2

Page 6 of 11 Pages
     Upon consummation of the Merger, the Common Stock will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(h) of the Exchange Act.
Item 5. Interest in Securities of the Issuer
     (a) As a result of the Voting Agreements, Rent-A-Center may be deemed to be the beneficial owner of 1,605,666.9313 shares of Common Stock, which includes 15,000 restricted stock units and assumes the exercise of 848,692 options to purchase shares of Common Stock exercisable within 60 days. This number of shares represents approximately 6.1% of the total issued and outstanding shares of Common Stock as of August 7, 2006 (as represented by Rent-Way in the Merger Agreement dated August 7, 2006). Rent-A-Center expressly disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Rent-A-Center as to the beneficial ownership of such shares. To Rent-A-Center’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.
     (b) The responses to Items (7) through (10) on the cover page of this Statement are incorporated herein by reference.
     (c) Except for the Merger Agreement, the Voting Agreements, and the transactions contemplated by those agreements, neither Rent-A-Center nor, to Rent-A-Center’s knowledge, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days.
     (d) Except for the Merger Agreement, the Voting Agreements, and the transactions contemplated by those agreements, neither Rent-A-Center nor, to Rent-A-Center’s knowledge, any person named on Schedule A has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as described in Items 3, 4 and 5 of this Statement, to Rent-A-Center’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of Rent-A-Center and the persons listed in Schedule A, and any person with respect to any securities of Rent-Way, including, without limitation, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Rent-Way.

3

Page 7 of 11 Pages
Item 7. Material to be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger, dated August 7, 2006, by and among Rent-A- Center, Inc., Vision Acquisition Corp. and Rent-Way, Inc. (incorporated by reference to Exhibit 2.1 to Rent-A-Center’s Current Report on Form 8-K filed August 8, 2006).

Exhibit 2	Form of Voting Agreement (incorporated by reference to Exhibit 2.1 to Rent-A- Center’s Current Report on Form 8-K filed August 8, 2006).

4

Page 8 of 11 Pages
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 17, 2006

Rent-A-Center, Inc.
By:	/s/ Mark E. Speese
Name:	Mark E. Speese
Title:	Chief Executive Officer

5

Page 9 of 11 Pages
SCHEDULE A
RENT-A-CENTER DIRECTORS AND EXECUTIVE OFFICERS
     Unless otherwise indicated below, the business address of each person is c/o Rent-A-Center, Inc., 5700 Tennyson Parkway, Suite 100, Plano, Texas 75024.

Name	Present Principal Occupation or Employment
Mark E. Speese	Chairman of the Board of Directors and Chief Executive Officer

Mitchell E. Fadel	President and Chief Operating Officer

Robert D. Davis	Senior Vice President—Finance, Chief Financial Officer and Treasurer

Christopher A. Korst	Senior Vice President—General Counsel and Secretary

Robert F. Bloom	President and Chief Executive Officer, ColorTyme, Inc. 5700 Tennyson Pkwy., Suite 180 Plano, TX 75024

Richard K. Armey	Senior Policy Advisor, DLA Piper Rudnick Gray Cary

Laurence M. Berg	Senior Partner, Apollo Management, L.P.

Mary Elizabeth Burton	Chairman and Chief Executive Officer, BB Capital, Inc.

Peter P. Copses	Senior Partner, Apollo Management, L.P.

Michael J. Gade	Executive in Residence, Professor of Marketing and Retailing, University of North Texas

J.V. Lentell	Vice Chairman of the Board of Directors, Intrust Bank, N.A.

Page 10 of 11 Pages
SCHEDULE B
SHAREHOLDERS
     The information set forth in this Schedule 13D relating to the Shareholders is based on information provided by the Shareholders or contained in Rent-Way’s Definitive Proxy Statement filed with the SEC on January 31, 2006. Although Rent-A-Center has no reason to believe that such information was not reliable as of its date, Rent-A-Center makes no representation or warranty with respect to the accuracy or completeness of such information.
     Unless otherwise indicated below, the business address of each person is c/o Rent-Way, Inc., One Rentway Place, Erie, Pennsylvania 16505.

	Present Principal		Options Exercisable
Name	Occupation or Employment	Ownership of Shares	Within 60 Days	Restricted Stock
William A. Dawson	Vice President — Purchasing	6,128.9313	32,594	0

Ronald D. DeMoss	Vice President and General Counsel	19,039	34,667	0

Robert Fagenson	President and Director, Fagenson & Co., Inc. 60 Broad Street New York, NY 10004	262,500	57,000	0

Lawrence J. Gorski	Vice President — Human Resources	300	35,000	0

Todd A. Homberger	Senior Vice President — Operations	806	48,447	0

John A. Lombardi	Senior Vice President and Chief Financial Officer	1,682	22,000	15,000

Gregory L. Matheny	Executive Vice President and Chief Operating Officer	10,093	102,800	0

James Monson	Vice President — Information Systems	1,835	22,000	0

Page 11 of 11 Pages

	Present Principal		Options Exercisable
Name	Occupation or Employment	Ownership of Shares	Within 60 Days	Restricted Stock
William E. Morgenstern	Consultant	411,756	20,000	0

David S. Rzepecki	Assistant General Counsel	0	28,434	0

Ronald Semelsberger	Executive Vice President — Operations	1,778	43,250	0

William S. Short	President and Chief Executive Officer	16,128	283,500	0

Kirk R. Smithee	Vice President — Operations Administration	6,000	97,000	0

Roger Zwingler	Vice President — Marketing	3,929	22,000	0

TOTAL		741,974.9313	848,692	15,000
GRAND TOTAL: 1,605,666.9313

2